SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              LXU Healthcare, Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   50247M 10 9
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

                               Laurier W. Beaupre
                               Proskauer Rose LLP
                             One International Place
                                   14th Floor
                              Boston, MA 02110-2600
                                 (617) 526-9600
  -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 2005
  -----------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Coleman Swenson Hoffman Booth IV L.P.
           IRS Employer Identification No. 62-1728435

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
           WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
           [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware


  NUMBER OF                                 7.  SOLE VOTING POWER
  SHARES                                                 0
  BENEFICIALLY
  OWNED BY                                  8.  SHARED VOTING POWER
  EACH                                              7,977,166
  REPORTING
  PERSON                                    9.  SOLE DISPOSITIVE POWER
  WITH                                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                    7,977,166

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,977,166


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [    ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           27.4%

14.  TYPE OF REPORTING PERSON
           PN


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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Larry H. Coleman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
           AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
           [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States


  NUMBER OF                                 7.  SOLE VOTING POWER
  SHARES                                                 0
  BENEFICIALLY
  OWNED BY                                  8.  SHARED VOTING POWER
  EACH                                              7,977,166
  REPORTING
  PERSON                                    9.  SOLE DISPOSITIVE POWER
  WITH                                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                    7,977,166

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,977,166

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [    ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           27.4%

14.  TYPE OF REPORTING PERSON
           IN


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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           W. David Swenson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
           AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
           [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

  NUMBER OF                                 7.  SOLE VOTING POWER
  SHARES                                                 0
  BENEFICIALLY
  OWNED BY                                  8.  SHARED VOTING POWER
  EACH                                              7,977,166
  REPORTING
  PERSON                                    9.  SOLE DISPOSITIVE POWER
  WITH                                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                    7,977,166

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,977,166

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [    ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           27.4%

14.  TYPE OF REPORTING PERSON
           IN


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Cusip No: 50247M 10 9
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John T. Booth

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
           AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
           [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

  NUMBER OF                                 7.  SOLE VOTING POWER
  SHARES                                                 0
  BENEFICIALLY
  OWNED BY                                  8.  SHARED VOTING POWER
  EACH                                              7,977,166
  REPORTING
  PERSON                                    9.  SOLE DISPOSITIVE POWER
  WITH                                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                    7,977,166

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,977,166

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [    ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           27.4%

14.  TYPE OF REPORTING PERSON
           IN


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ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends a prior statement on Schedule 13D relating to the Series C Convertible Preferred Stock (the "Series C Preferred Stock"), Series D Exchangeable Preferred Stock (the "Series D Preferred Stock"), Series E Convertible Preferred Stock (the "Series E Preferred Stock") and certain warrants and options convertible into, exchangeable for or exercisable for, as the case may be, the Common Stock, $0.01 par value per share (the "Common Stock"), of LXU Healthcare, Inc. (f/k/a PrimeSource Healthcare, Inc.), a Massachusetts corporation (the "Issuer"), filed with the Securities and Exchange Commission on June 29, 2001, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons (as defined below) on July 16, 2001 ("Amendment No. 1") and Amendment No. 2 to Schedule 13D filed by the Reporting Persons on October 21, 2002 ("Amendment No. 2").

         This Amendment No. 3 reports the exercise of warrants to purchase (i) 372,092 shares of the Issuer's common stock at $.01 per share, which were granted to the Reporting Persons by the Issuer on January 23, 2001 in connection with exchange of Series D Exchangeable Convertible Preferred Stock to Series F Preferred Stock on January 23, 2001, (ii) 500,000 shares of the Issuer's common stock at $.01 per share, which were granted to the Reporting Persons on June 29, 2001 by the Issuer in connection with the creation of Series E Preferred Stock of the Issuer, (iii) 1,000,000 shares of the Issuer's common stock at $.01 per share, which were granted to the Reporting Persons in August 2002 by the Issuer in connection with the issuance of Series G Preferred Stock of the Issuer, (iv) 251,385 shares of the Issuer's common stock at $.01 per share, which were granted to the Reporting Persons in August 2002 by the Issuer in connection with the exchange of the Issuer's Series E Stock for Series G Stock, (v) 343,092 shares of the Issuer's common stock at $.01 per share, which were granted to the Reporting Persons in August 2002 by the Issuer in connection with the conversion of the Issuer's Series F Stock into common stock of the Issuer, and (vi) 1,913,787 shares of the Issuer's common stock at $.01 per share, which were granted to the Reporting Persons in August 2002 by the Issuer in connection with the conversion of the Issuer's Series C Stock.

         The principal executive offices of the Issuer are located at 3708 East Columbia Street, Suite 110, Tucson, Arizona 85714-3413.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Coleman Swenson Hoffman Booth IV L.P.("CSHB IV"); CSHB Ventures IV L.P. ("Ventures IV"), which is the sole general partner of CSHB IV; Dr. Larry H. Coleman; and Messrs. W. David Swenson and John T. Booth (collectively with Dr. Coleman, the "General Partners"). The General Partners are the individual general partners of Ventures IV, CSHB IV, Ventures IV and the General Partners are sometimes referred to collectively herein as the "Reporting Persons."

         (b) The address of the principal business office of each of the Reporting Persons is 237 Second Avenue South, Franklin, TN 37064.

         (c) The principal business of CSHB IV is to invest in and assist growth-oriented businesses located principally in the United States. The


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principal  business of Ventures IV is to act as the sole general partner of CSHB
IV. The principal business of each of the General Partners is to act as a general partner of Ventures IV and as a principal of a number of affiliated entities with similar businesses.

         (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the five years prior to the date hereof, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of CSHB IV and Ventures IV is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person obtained the funds for purchase from working capital of Coleman Swenson Hoffman Booth IV L.P.

ITEM 4.  PURPOSE OF TRANSACTION.

         CSHB IV acquired the above shares (collectively, the "Record Shares") for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, CSHB IV may dispose of or acquire additional securities of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;


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     (h)  Causing a class of  securities  of the  Issuer to be  delisted  from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) CSHB IV is the record owner of the Record Shares. As the sole general partner of CSHB IV, Ventures IV may be deemed to own beneficially all the Record Shares. As the individual general partners of Ventures IV, each of the General Partners also may be deemed to own beneficially all the Record Shares.

     Each Reporting Person may be deemed to own beneficially 27.4% of the Common Stock, which percentage is calculated based upon common stock outstanding as of September 1, 2005 on an as-converted, fully diluted basis, including warrants and options exercisable by the Reporting Persons within 60 days. Each of the Reporting Persons, except CSHB IV, disclaims beneficial ownership of the Record Shares, except to the extent of his or its pecuniary interest therein, if any.

         (b) Regarding the number of shares as to which such person has:

            (i)      sole power to vote or to direct the vote:

                     0 shares for each Reporting Person.

            (ii)     shared power to vote or to direct the vote:

                     7,977,166 shares for each Reporting Person.

            (iii)    sole power to dispose or to direct the disposition:

                     0 shares for each Reporting Person.

            (iv)     shared power to dispose or to direct the disposition:

                     7,977,166 shares for each Reporting Person.

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares.

         (e) Not applicable.


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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         Pursuant to (i) a Second Amended and Restated Registration Rights Agreement among the Issuer, CSHB IV and certain others, (ii) a Co-Sale Agreements among the Issuer, CSHB IV and others, (iii) the Issuer's Articles of Organization and (iv) the Voting Agreement among CSHB IV and the other holders of the Issuer's Series G Preferred Stock, CSHB IV has, under certain circumstances, various rights related to: (a) registration of the Common Stock issuable upon conversion or exchange of the Issuer's Series G Preferred Stock, the warrants held by the Reporting Person, the options held by the Reporting Person and the resale of the Common Stock, pursuant to certain shelf, demand and piggyback registration rights granted to CSHB IV and (b) certain rights of consent and notification in connection with certain sales of securities, acquisitions, asset sales, grants of licenses and other corporate events of the Issuer or any of its significant subsidiaries.

         Pursuant to the Certificate of Vote Directors Establishing the Issuer's Series G Preferred Stock, the holders of a majority of the Series G Preferred Stock, voting as a separate class, shall have the right to elect two (2) members of the Board of Directors and/or a non-voting representative to attend meetings of the Board of Directors of the Issuer as an observer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are filed as part of this Schedule 13D:

See Exhibit Index, following.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

September 22, 2005


COLEMAN SWENSON HOFFMAN BOOTH IV L.P.


By:      CSHB Ventures IV L.P.
         General Partner

By: /s/ Larry H. Coleman
------------------------
         Larry H. Coleman
         General Partner

CSHB VENTURES IV L.P.


By: /s/ Larry H. Coleman
------------------------
         Larry H. Coleman
         General Partner


/s/ Larry H. Coleman
--------------------
Larry H. Coleman


/s/ W. David Swenson
--------------------
W. David Swenson


/s/ John T. Booth
-----------------
John T. Booth


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                                  EXHIBIT INDEX


EXHIBIT                                         DESCRIPTION
-------                                         -----------

1. Conversion and Exchange Agreement, dated as of August 6, 2002, by and among the Issuer and the persons listed in the signature pages thereto, incorporated herein by reference to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on August 8, 2002.

2. Purchase Agreement, dated as of August 6, 2002, among the Issuer and the Initial Purchasers named in Schedule I thereto, incorporated herein by reference to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on August 8, 2002.

3. Certificate of Vote of Directors Establishing the Issuer's Series G Convertible Redeemable Preferred Stock, dated as of August 6, 2002,incorporated herein by reference to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on August 8, 2002.

4. Conversion Warrants, dated August 6, 2002, issued to CSHB IV by the Issuer, incorporated herein by reference to the Reporting Persons' Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission on October 21, 2001.

5. Exchange Warrant, dated August 6, 2002, issued to CSHB IV by the Issuer, incorporated herein by reference to the Reporting Persons' Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission on October 21, 2001.

6. Series G Preferred Warrant, dated August 6, 2002, issued to CSHB IV by the Issuer, incorporated herein by reference to the Reporting Persons' Amendment No. 2 to
                                   Schedule 13D, filed with the Securities and Exchange Commission on October 21, 2001.

7. Second Amended and Restated Registration Rights Agreement, dated as of August 6, 2002, by and among the Issuer, CSHB IV and certain other shareholders of the Issuer, incorporated herein by reference to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on August 8, 2002.

8. Co-Sale Agreement, dated as of August 6, 2002, by and among the Issuer, CSHB IV and certain other shareholders of the Issuer, incorporated herein by reference to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on August 8, 2002.

9. Co-Sale Agreement, dated as of March 2, 2001, by and among the Issuer, CSHB IV and certain


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                                   other shareholders of the Issuer,
                                   incorporated herein by reference to the
                                   Reporting Persons' Schedule 13D, filed with the Securities and Exchange Commission on March 12, 2001.

10. Voting Agreement, dated as of August 6, 2002, by and among the CSHB IV and the other holders of the Issuer's Series G Convertible Redeemable Preferred Stock, incorporated herein by reference to GE Capital Equity Investments Inc.'s Amendment No. 2 filed with the Securities and Exchange Commission on August 22, 2002.

11. Joint Filing Agreement by and among CSHB IV, Ventures IV, and the General Partners, dated August 16, 2001, incorporated herein by reference to Amendment No. 1 to the Schedule 13D to which this Amendment No. 2 relates, filed by the Reporting Persons on June 29, 2001.